Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OYO Fitness, Inc.
374 N. 750th Rd
OVERBROOK, KS 66524
https://www.oyofitness.com/

Up to $1,070,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OYO Fitness, Inc.
Address: 374 N. 750th Rd, OVERBROOK, KS 66524
State of Incorporation: DE
Date Incorporated: December 31, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

<u>Amount Based:</u>

Tier 1 | $500

Invest $500 and receive an OYO T-Shirt and access to Online Live Event with endurance racer IMSA Champion Pipo Derani, former Astronaut Commander Leroy Chiao PhD and Founder Paul Francis.

Tier 2 | $1,000

Invest $1,000 and receive an OYO Gym or NOVA Gym or OYO Massager (free shipping only for the US) + access to Online Live Event with endurance racer IMSA Champion Pipo Derani, former Astronaut Commander Leroy Chiao PhD and Founder Paul Francis.

Tier 3 | $5,000

Invest $5,000 and receive all previous Tiers + online group conference with Founder and CFO + 2% Bonus Shares.

Tier 4 | $10,000

Invest $10,000 and receive all previous Tiers + 5% Bonus Shares.

Tier 5 | $25,000

Invest $25,000 and receive all previous Tiers + a one-on-one call with the Founder and CFO +10% Bonus Shares.

Tier 6 | $50,000

Invest $50,000 and receive all previous Tiers + 15% Bonus Shares.

Tier 7 | $250,000

Invest $250,000 and receive all previous Tiers + a one-on-one meeting with the Founder and CFO + 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OYO Fitness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

OYO Fitness, Inc. was initially organized as OYO Fitness, LLC, a Kansas limited liability company on September 23, 2012, and converted to a Delaware corporation on December 31, 2021. The corporate office is at 374 N 750th Rd, Overbrook, KS 66524. OYO maintains an office in Taiwan to oversee manufacturing and logistics.

OYO Fitness, Inc. manufactures and markets health and fitness products. The Company's business model consists of direct to the consumer marketing, retail distribution, and international distribution focused on the health and fitness market. Products are sold in North America, Europe, and Asia.

The Company's products and technology are patented and trademarked internationally, offering health and fitness solutions that can be applied anywhere at the convenience of the user. The Company has a deep pipeline of proprietary products launching over the next 18 months. Our SpiraFlex technology was used by NASA to keep astronauts fit on the International Space Station. https://spinoff.nasa.gov/Spinoff2018/hm_4.html

The NOVA Gym is the highest Kickstarter-funded fitness product in history, with over $6.399M in funding.

https://www.indiegogo.com/projects/oyo-nova-gym#/

All intellectual property used by OYO Fitness is under an exclusive license from Spiraflex, Inc., of which Paul Francis has assigned all rights. Spiraflex, Inc. is controlled by Paul Francis, CEO of OYO Fitness, Inc. OYO Fitness, Inc. has the worldwide exclusive license, with the exception of Nautilus Inc. which has a license limited to the Bowflex Revolution home gym. The list of OYO Fitness, Inc. licensed US international patents and pending patents, as well as international trademarks issued and pending from SpiraFlex, Inc., is extensive and covers all current products and products in the pipeline. The royalty rate is 4% on net sales and 10% on net sales to any sublicenses to another company.

Competitors and Industry

INDUSTRY

The Home Gym market is forecast to grow to $31 Billion by 2025, at a CAGR of 8.5%*

*Market Research firm Arizton.

https://www.arizton.com/market-reports/home-gym-equipment-market-size-analysis

COMPETITORS

The Company has several major competitors in the health and fitness market, including Nautilus, Tonel, Tempo, Peloton, NordicTrack, and various companies marketing weights, benches, etc. Portable equipment competitors include TRX and many small companies marketing suspension straps, resistance bands, and other devices.

The home fitness industry leader has been Peloton, with $4B in sales (TTM as of 12/15/21). Competitors are following their success of connected fitness experiences with both cardio and strength equipment. Nautilus, had sales of $717M (TTM as of 12/15/21).

(Public information via CNBC.com)

SpiraFlex technology enables our equipment to be portable, providing similar benefits to the large, heavy, and expensive equipment of our competitors. OYO customers can fit fitness into their lifestyle and get fit anywhere, anytime – at home, office, outdoors or traveling.

Current Stage and Roadmap

CURRENT STAGE

The Company's products are currently on the market generating sales. The Company has a pipeline of new health and fitness products and services under development.

FUTURE ROADMAP

The Company's efforts will be focused on launching new products, expanding market share, and growing our distribution network. We have several new product launches planned in 2022 and 2023, including the OYO Total Body Massager, which provides both lateral and percussion massage, the SuperNOVA Personal Gym, connection versions of all products, subscription programs, and a home gym.

The Team

Officers and Directors

Name: Paul Francis

Paul Francis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: September 23, 2012 - Present
  Responsibilities: Overall management and strategy. No salary. Paul spends 40+ hours per week working for OYO Fitness.

Other business experience in the past three years:

- **Employer:** SpiraFlex, Inc.
  Title: CEO
  Dates of Service: January 01, 1987 - Present
  Responsibilities: Manage intellectual property and licenses. Paul spends no more than 5 hours per week working for SpiraFlex, Inc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NON-VOTING COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health or fitness industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of a number of new products. Our next product the OYO MASSAGER has been developed into a pre-production prototype and production tooling has started. Delays or cost overruns in the development of our OYO MASSAGER or other new products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the non-voting common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

OYO Fitness, Inc. was formed on 09-23-2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OYO Fitness, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous world wide patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OYO Fitness or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OYO Fitness could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Francis	5,812,500	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,812,500 outstanding.

Voting Rights

This Class represents all shareholder voting rights. 1 vote per share.

Material Rights

<u>Dividend Rights</u>

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,465,994 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The amount outstanding of Non-Voting Common Stock includes 1,373,776 of shares to be issued pursuant to outstanding stock options.

The amount outstanding of Non-Voting Common Stock includes 198,724 of shares reserved for issuances under the company's Option Pool.

Dividend Rights

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

What it means to be a minority holder

As a minority holder of COMMON STOCK of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 108,928
  Use of proceeds: Working Capital
  Date: December 31, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $4,344,154, lower compared to fiscal year 2020.

Revenue of $11,078,510. 2020 revenue was enhanced due to the successful Indiegogo and Kickster campaign of over $6MM for our new product, OYO Nova®, making it the highest-funded fitness product in crowdfunding (Kickstarter) history. Additionally, 2021 revenue was impaired due to inventory shipment delays from our manufacturer in Taiwan.

Cost of sales

Cost of sales in 2021 was $2,445,024, or 56%, compared to costs of $5,737,776, or 52% in fiscal year 2020. The decrease in 2021 was largely due to an increase in shipping costs in 2020.

Gross Margins

2021 gross profit was $1,899,130 vs. $5,340,735 in 2020 and 44% vs 48% due to increased shipping costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, general and administrative, research and development, and sales and marketing expenses. Expenses of $2,730,560 in 2021 were lower than $5,400,032 in 2020 due to expenses associated with the crowdfunding campaign in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because inventory shortages and cash flow impeded revenue and production. Past cash was primarily generated through sales. Our goal is to become cash flow positive from this point forward. With the increased international sales of our existing products and the launch of new products in the pipeline, including the Total Body Massager, sales should have significant growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December, 2021 the company had a variety of short-term loans/advances with limited availability. Upon completion of this offering, the company plans to recapitalize all debt to longer-term with availability. As of March 7th, the current amout of cash on hand is $30,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product development, growth, and finance recapitalization.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90%will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six months. This is based on a current monthly burn rate of $250,000 for expenses related to inventory, operating expenses, product development and debt repayment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $250,000 for expenses related to inventory, product development and growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt refinancing and a line of credit.

Indebtedness

- **Creditor:** Blue Vine
  Amount Owed: $123,959.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2022

- **Creditor:** Amazon
  Amount Owed: $15,069.00
  Interest Rate: 8.99%
  Maturity Date: May 07, 2022

- **Creditor:** Fora Financial
  Amount Owed: $149,033.00
  Interest Rate: 0.0%

Maturity Date: June 15, 2022

- **Creditor:** PayPal Loan
  Amount Owed: $42,317.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** PayPal Working Capital
  Amount Owed: $11,412.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** First Business Bank (Alterra Bank) SBA
  Amount Owed: $79,369.00
  Interest Rate: 6.25%
  Maturity Date: October 07, 2026

- **Creditor:** Funding Metrics
  Amount Owed: $47,003.00
  Interest Rate: 0.0%
  Maturity Date: August 19, 2022

- **Creditor:** Headway Capital
  Amount Owed: $57,684.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2023

- **Creditor:** Spriaflex (Related Company)
  Amount Owed: $20,051.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

- **Creditor:** Paul Francis
  Amount Owed: $2,452,155.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

- **Creditor:** Clearco
  Amount Owed: $160,272.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Paul Francis

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $2,452,155 Personal Loans to the company as disclosed. There is no interest rate or due date and thus is listed as a Current Liability.
Material Terms: $2,452,155 Personal loans to the company as disclosed. There is no interest rate or due date and thus is listed as a Current Liability.

- **Name of Entity:** Spiraflex
Names of 20% owners: Paul Francis
Relationship to Company: Paul Francis is the majority shareholder in Spiraflex
Nature / amount of interest in the transaction: $20,051 Loan to the company
Material Terms: $20,0510 Loan to the company. There is no interest rate or term set for the loan.

Valuation

Pre-Money Valuation: $16,556,988.00

Valuation Details:

Valuation Basis:

OYO Fitness technology was first developed for NASA as a countermeasure for bone and muscle loss in microgravity and used by crewmembers on the International Space Station, and subsequently as the core resistance technology in the Bowflex Revolution Home Gym. In 2020, the new OYO NOVA® became the highest-funded fitness product in crowdfunding history as of March 11th, 2022. That year the Company enjoyed sales of over $11MM. In its history, OYO Fitness has sold over 200,000 OYO and NOVA gyms. With multiple new innovative health and fitness products launching, OYO is hoping to achieve significant growth in the coming years. The Home Gym market is forecast to grow to $32.8B by 2025, a CAGR of 8.5%.

Based on the market, the success to date, future products in the pipeline, broad intellectual property protection and in consideration of other factors including revenue multiples of similar fitness companies and discussions with outside advisors, the Company believes a $16,556,988.00 pre-money valuation is reasonable.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation we have assumed:

(i) All outstanding options and other securities with a right to acquire shares are exercised; and

(ii) Any shares reserved for issuance under the Option Pool are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  We will use 30% of the funds for Marketing and Advertising.

- *Inventory*
  50.0%
  We will use 50% of the funds raised for inventory requirements as it will grow as the business expands rapidly.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  If we raise the maximum, we will use 30% of the funds for Marketing and Advertising.

- *Research & Development*
  11.5%
  We will use 11.5% of the funds raised to further accelerate our new product launches.

- *Inventory*
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company as inventory requirements will grow as the business expands rapidly.

- *Refinance Debt*
  30.0%
  If we raise the maximum, up to 30% or $300,000 may be used to refinance or payoff high interest debt the Company has incurred resulting in lower finance costs going forward. These were short term loans needed for seasonal inventory and payoff/refinance will result in savings.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oyofitness.com/ (Disclosures).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oyo-fitness-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OYO Fitness, Inc.

[See attached]

OYO FITNESS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
OYO Fitness, Inc.
Overbrook, Kansas

We have reviewed the accompanying financial statements of OYO Fitness, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 21, 2022
Los Angeles, California

OYO FITNESS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 150,142	$ 54,571
Inventory	292,626	136,538
Total current assets	**442,768**	**191,109**
Property and Equipment, net	26,450	43,526
Intangible assets	28,499	13,837
Total assets	**$ 497,717**	**$ 248,472**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 14,760	$ -
Credit Card	195,903	52,964
Shareholder Loan	2,452,155	2,057,865
Current Portion of Promissory Note and Loans	463,655	103,288
Forward financing	160,272	-
Total current liabilities	**3,286,745**	**2,214,117**
Promissory Note and Loans	82,243	105,850
Total liabilities	**3,368,988**	**2,319,966**
MEMBERS' EQUITY		
Voting Common Stock	5,813	-
Non-Voting Common Stock	893	-
Additional Paid In Capital	(1,392,703)	-
Retained earnings/(Accumulated Deficit)	(1,485,275)	(520,724)
Members' equity	-	(1,550,771)
Total stockholders' equity	**(2,871,271)**	**(2,071,495)**
Total liabilities and members' equity	**$ 497,717**	**$ 248,472**

See accompanying notes to financial statements.

OYO FITNESS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2021	2020
Net revenue	$ 4,344,154	$ 11,078,510
Cost of goods sold	2,445,024	5,737,776
Gross profit	1,899,130	5,340,735
Operating expenses		
General and administrative	694,534	1,440,742
Research and development	29,015	44,792
Sales and marketing	2,007,011	3,914,498
Total operating expenses	2,730,560	5,400,032
Operating income/(loss)	(831,430)	(59,297)
Interest expense	135,397	23,606
Other Loss/(Income)	(2,277)	(72,043)
Income/(Loss) before provision for income taxes	(964,551)	(10,860)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (964,551)**	**$ (10,860)**

See accompanying notes to financial statements.

OYO FITNESS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Voting Common Stocks		Non-Voting Common Stocks					earnings/ (Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Members' Equity		Deficit)	Equity
Balance—December 31, 2019		$ -		$ -	$ -	$ (1,550,771)		$ (509,864)	$ (2,060,635)
Issuance of Stocks									
Share-Based Compensation					-				-
Net income/(loss)								(10,860)	(10,860)
Balance—December 31, 2020	-	-	-	-	-	(1,550,771)		$ (520,724)	$ (2,071,495)
Issuance of Stocks	5,812,500	5,813	893,494	893	99,107				105,813
Capital distribution					(4,652)				(4,652)
Share-Based Compensation					63,614				63,614
Conversion from LLC into C corp					(1,550,771)	1,550,771			-
Net income/(loss)								(964,551)	(964,551)
Balance—December 31, 2021	**5,812,500**	**$ 5,813**	**893,494**	**$ 893**	**$ (1,392,703)**	**$ -**		**$ (1,485,275)**	**$ (2,871,272)**

See accompanying notes to financial statements.

OYO FITNESS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(964,551)	$	(10,860)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		63,614		-
Depreciation of property		17,076		28,237
Amortization of intangible assets		10,288		14,922
Changes in operating assets and liabilities:				
Acount receivables		-		6,208
Inventory		(156,088)		123,782
Account Payables		14,760		-
Credit Card		142,939		(190,822)
Net cash provided/(used) by operating activities		**(871,961)**		**(28,533)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(24,951)		(1,265)
Net cash provided/(used) in investing activities		**(24,951)**		**(1,265)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		105,813		-
Capital distribution		(4,652)		-
Borrowing on Promissory Note and Loans		336,760		(85,994)
Borrowing on Shareholder loan		394,290		153,188
Borrowing on Forward Financing		160,272		-
Net cash provided/(used) by financing activities		**992,483**		**67,194**
Change in cash		95,571		37,396
Cash—beginning of year		54,571		17,175
Cash—end of year	**$**	**150,141**	**$**	**54,571**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	135,397	$	23,606
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

OYO Fitness Inc. was incorporated on September 23, 2012, in the state of Kansas under the name OYO Fitness LLC. On December 31, 2021, the company incorporated in the state of Delaware and changed name to OYO Fitness Inc. The financial statements of OYO Fitness Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Overbrook, Kansas.

OYO provides fitness solutions you can use wherever you are right now - home, office, on the go and in OYO Group Exercise classes. The OYO Gym is a total body portable gym powered by SpiraFlex resistance technology used by NASA astronauts on the International Space Station. In a NASA study, SpiraFlex produced the same benefits as free-weights without the need for gravity. The OYO Gym applies SpiraFlex resistance to opposite muscle groups during each movement, building a balanced body in less time. The OYO Gym Pro connects to our OYO App to track and coach in real time while following Nick Bolton's workout videos.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles include trademark, will be amortized over the expected period to be benefitted, which may be as long as 15 years.

Loan fees should be capitalized in the balance sheet as non-current deferred charges and amortized over the duration of the loan.

Income Taxes

Oyo Fitness Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its fitness products to the final customers.

Cost of sales

Costs of goods sold include the cost of goods, freight, delivery, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020 amounted to $2,007,011 and $3,914,498, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 292,626	$ 151,385
Total Inventory	**$ 292,626**	**$ 151,385**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Equipment	$ 80,600	$ 80,600
Property and Equipment, at Cost	**80,600**	**80,600**
Accumulated depreciation	(54,150)	(37,074)
Property and Equipment, Net	**$ 26,450**	**$ 43,526**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $17,076 and $28,237 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Trademark	$	17,392		17,392
Loan fees		46,924		21,973
Intangible assets, at cost		**64,315**		**39,365**
Accumulated amortization		(35,816)		(25,528)
Intangible assets, Net	**$**	**28,499**	**$**	**13,837**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 was in the amount of $10,288 and $14,922, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(10,288)
2023		(10,288)
2024		(7,923)
2025		-
Thereafter		-
Total	**$**	**(28,499)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 6,000,000 shares of common shares with par value of $0.001. As of December 31, 2021, 5,812,500 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 4,000,000 shares of non-voting common stock with $0.001 par value. As of December 31, 2021, 893,494 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the stock option plan (which may be referred to as the “Plan”). The Company reserved 1,572,500 shares of its common stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally shall be fully vested on the Date of Grant and fully exercisable until the term/expiration date. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019			
Granted			
Execised			
Expired/Cancelled			
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	1,320,300	$ 0.05	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,320,300	$ 0.05	10.01
Exercisable Options at December 31, 2021	1,320,300	$ 0.05	10.01

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $63,614 and $0, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Finance Charge	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Blue Vine - Credit Line	$ 130,000		$ 3,900	2021	2022			$ 123,959		$ 123,959					
Amazon Lending	$ 18,000	8.99%		11/4/2021	5/7/2022	$ 226	$ 226	$ 15,069		$ 15,069	$ 3,278	$ 3,278	$ 21,393	$ 15,069	$ 36,462
Fora Financial	$ 350,000	0.00%	$ 120,750	3/15/2021	6/15/2022	$ 101,783	$ 101,783	$ 149,033		$ 149,033					
PayPal Loan	$ 100,000		$ 10,025	12/1/2021	2022			$ 42,317		$ 42,317					
PayPal Working Capital	$ 50,000		$ 5,605	2021	2022			$ 11,417		$ 11,417			$ 45,653	$ 11,412	$ 57,065
SBA Loan - Alterra Bank	$ 150,000	6.25%		10/7/2016	10/7/2026	$ 5,469	$ 5,469	$ 16,191	$ 63,178	$ 79,369	$ 5,972	$ 5,972	$ 16,191	$ 79,369	$ 95,560
Funding Metrics	$ 50,000		$ 19,500	12/10/2021	8/19/2022			$ 47,003		$ 47,003					
Headway Capital	$ 60,000		$ 30,650	12/13/2021	5/1/2023	$ 5,402	$ 5,402	$ 38,619	$ 19,065	$ 57,684					
Spiraflex - related party	$ 20,051	Not set			Not set			$ 20,051		$ 20,051			$ 20,051		$ 20,051
Total	$ 928,051					$ 112,880	$ 112,880	$ 463,655	$ 82,243	$ 545,898	$ 9,250	$ 9,250	$ 103,288	$ 105,850	$ 209,137

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 463,655
2023	25,327
2024	25,327
2025	25,327
Thereafter	6,262
Total	**$ 545,898**

Owner Loans

During the Company borrowed money from the founder and the owner, Paul Francis. The details of the loans from the owners are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Paul Francis	$ 2,452,155	not set	No set maturity	2,452,155	-	$ 2,452,155	$ 2,057,865	$ -	2,057,865
Total				$ 2,452,155	$ -	$ 2,452,155	$ 2,057,865	$ -	$ 2,057,865

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Forward Financing

On August 26, 2021, the Company entered into a finance agreement with Clearco in the amount of $320,000. The loan fee is $19,200, remittance rate is 20%. The lender provides the company with funds for financing of inventory. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $160,272, and entire amount is classified as the current portion.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(265,252)	$	(2,986)
Valuation Allowance		265,252		2,986
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(411,663)	$	(146,411)
Valuation Allowance		411,663		146,411
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,496,955, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,496,955. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the company received loans from the founder and the major shareholder, Paul Francis in the amount of $2,452,155. The loans bear no interest rate and has not defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance were in the amounts of $2,452,155 and $2,057,865, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

During the past period, the company received loan from a related party, SpiraFlex, in the amount of $20,051. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 21, 2022, the date the financial statements were available to be issued.

The company drew down another $18,000 on their line of credit from BlueVine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $831,430, an operating cash flow loss of $871,961 and liquid assets in cash of $150,142, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

OYO Fitness

Fitness That Fits Your Lifestyle


OYO
FITNESS
#1 MOST-FUNDED FITNESS PRODUCT ON KICKSTARTER TO DATE*

Website | OVERBROOK, KS | CONSUMER PRODUCTS

OYO Fitness is one of the fastest growing international health & fitness companies. Our mission is to make fitness accessible to everyone - anytime, anyplace. Our growth will continue to accelerate with aggressive new product launches of portable gyms, home gyms and massage products -- connected to a new subscription revenue platform for streaming workouts and shared experiences.

$0.00 raised

0 Investors	$16.6M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Over $15,000,000 Revenue Since January 2020 | The OYO Personal Gym and higher resistance NOVA Gym continue to be the best in class for portable fitness.
- NOVA Personal Gym is the #1 Most-funded Fitness Product on Kickstarter* | Our pipeline of proprietary new products includes connected versions of our SpiraFlex powered OYO and NOVA Gyms, SpiraGym home gyms, and cordless OYO Total Body Massagers. This additional capital also will support development of our connected subscription platform, a recurring revenue model that has proven to be very successful in our industry.
- SpiraFlex Resistance Technology Developed for NASA | Our gyms, powered by SpiraFlex, provide total body strength training, without the size, weight, or cost of the competition. We developed the SpiraFlex Resistive Exercise Device for NASA, which has been used by astronauts to keep fit for many years on the International Space Station. A NASA-sponsored 16-week study showed SpiraFlex built as much muscle as free-weights. Our products enjoy broad global intellectual property protection.

**Verified as of 3/11/2022*

Our mission is to provide health and fitness solutions where you are right now



OYO Fitness products are for people who don't have time for the health clubs, or they desire to get in shape and lose weight and find large expensive home gyms or free-weights inconvenient or cumbersome.



**Product shown above is not yet available for purchase on the general market*

OYO is launching product line extensions of the #1 crowdfunded fitness product, the NOVA Personal Gym*, a line of SpiraGym home gyms, and entering the cordless handheld massage market with our OYO Total Body Massager line, which provides the option of *LATERAL* or *PERCUSSION* massage in one combo unit -- for the same price as many massage guns.

**Verified as of 3/11/2022*

THE PROBLEM

It's hard to find time to exercise

Lack of exercise stresses the mind and atrophies the body.
People say they want the benefits of exercise, but don't have time, or access to equipment.

Long periods of sitting at the computer, in the car and lounging in front of the TV lead to muscle atrophy and loss of bone density, which only accelerates with age. A sedentary lifestyle can also lead to psychological issues.

Strength training is the best countermeasure, however for many people weights are cumbersome, and the momentum can strain or injure joints and muscles. Home gyms are large, heavy, expensive (average cost $1,000 - $3,000; source) time consuming to assemble, and troublesome to maintain, which limits market penetration. Resistance bands don't have compression, only extension, with resistance peaking at the end of the movement like a rubber band and can snap back causing injury. And like suspension straps, workout locations and exercises are limited to finding anchor points.

Fitting exercise into a busy lifestyle can be problematic, when the options are commuting to the crowded health club or spending hours a week isolated in the basement or back room.

THE SOLUTION

Now anyone can fit fitness into their lifestyle


nova
PERSONAL GYM
Transform your body — anywhere, anytime.
Home
Office
Travel


Lose the weights, keep the resistance.
FlexPacks rated at 10 lbs provide up to 40 lbs resistance in each hand.
Powered by SpiraFlex resistance technology used by NASA astronauts.
Nylon coated stainless steel cables.
Constructed from heavy-duty polymer, yet weighs only 2 lbs.
Steel reinforced T-Grip handles for superior grip and durability.
Folds up for travel.

Resistance in all Planes of Movement, Without Weight or Momentum


OYO
PERSONAL GYM
NOVA
PERSONAL GYM

Our Personal Gyms provide the same benefits as large expensive strength training equipment, freeing you to *get fit at home in your living room, at your office desk, or while traveling.*

- Patented **SpiraFlex** resistance feels like weight resistance, both in concentric and eccentric movements.
- Resistance in *all planes of motion*, duplicating exercise movements found on health club and full-size home gym equipment.
- Patented **DoubleFlex** activation provides resistance to opposing muscle groups within the same movement, building a balanced body in less time.

SpiraFlex resistance duplicates the benefits of weights – without the weight. SpiraFlex can be sized and packaged into equipment ranging from handheld to full-size home gyms.


SPIRAFLEX
TWIST RIGHT, PULL TO DETACH
ALIGN ARROWS, PUSH TO ATTACH
10
10
NOVA
GYM
powered by
SPIRAFLEX
TECHNOLOGY
Used by NASA astronauts on the International Space Station.


UP TO
39 lbs

The NASA sponsored 16-week study showed SpiraFlex built as much muscle as the free-weight group, which is why NASA used our SpiraFlex Resistive Exercise Device on the International Space Station to keep crewmembers fit in microgravity.



"The SpiraFlex resistance technology used in the OYO Gym kept me in shape during my 6 months on the International Space Station – and I returned stronger than before I left."
— Dr. Leroy Chiao
Former NASA Astronaut
POWERED BY
SPIRAFLEX
USED BY NASA ON SPACE STATION

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

New Product Pipeline

1.) OYO Total Body Massager ***(Planned 2nd Quarter Launch)***
Wraps around any body part, providing ***Lateral*** (side to side) vibration, for soothing, deep massage relief and recovery. Converts to percussion gun, so you have the option of ***Lateral*** or ***Percussion Massager*** in one combo unit for the same price as many massager guns.



OYO
TOTAL BODY MASSAGER

**Product shown above is not yet available for purchase on the general market*



**Product shown above is not yet available for purchase on the general market*



"Pre-race I use the OYO Massager to relax my back and increase blood flow to my shoulders and neck. Post-race I use to relieve my aches and pains"

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*
**Product shown above is not yet available for purchase on the general market*

- Pipo Derani, ***Investor & Spokesperson***
IMSA Champion, 3x Sebring and Daytona Winner

2.) NOVA Gym II ***(Planned 2nd Quarter Launch)***
Improved with larger heavy duty, long-life FlexPacks

3.) Connected versions of the OYO & NOVA Gym
Integrated sensors connected to subscription workout platform.



**Product shown above is not yet available for purchase on the general market*

4.) SuperNOVA
New design that incorporates higher resistance levels and connects.



**Product shown above is not yet available for purchase on the general market*

5.) SpiraGym Home Gym
Up to 360lbs of SpiraFlex resistance. Adjustable ergonomics to perform exercises in comfort with full range of motion. Half the cost, size, and weight of the competition. Prototype developed.


SPIRAGYM

**Product shown above is not yet available for purchase on the general market*

6.) OYO Connected Platform
Subscription revenue from streaming workouts, with shared fitness experiences. New versions of products will link.



**Product shown above is not yet available for purchase on the general market*

OYO-Branded Apparel & Accessories




OYO

**Product shown above is not yet available for purchase on the general market*

OYO (On Your Own) Branded Performance Wear

Our plan is to build out the apparel line and accelerate partnerships with athletes and influencers who have overcome challenges **OYO** (**O**n **Y**our **O**wn).

Have license with endurance racer ***Pipo Derani*** (IMSA Champion, 24hrs of Daytona and 12hrs of Sebring (3x) winner), for exclusive apparel lines.

THE MARKET

Who does not want to be Fit & Healthy?



Many people are aware that lack of exercise results in the loss of bone density and the muscle mass required for functional health. Furthermore, rising disposable income, growing health consciousness, and media efforts to promote healthy lifestyles have fueled the adoption of strength training equipment. However, **Strength Training** technology has seen very little innovation.

Pandemic Paradigm

During the pandemic many people discovered they prefer the convenience, control, and economics of operating from their home base or mobile locations, thus a hybrid lifestyle has emerged for work, entertainment and fitness. Many also now have the option to commute to work full or part time -- *(taking their OYO and NOVA Gyms with them to fit in a workout during online meetings or breaks)*. Owning your own exercise equipment allows flexibility and control of the experience, without time consuming trips to the crowded health club.

OYO and NOVA Gyms only weigh a couple pounds and fold up to go anywhere, so in addition to home use, we have tens of thousands of road warrior customers, including frequent flyers, over-the-road truckers, RVers, and boat owners.

Global Markets

- **Fitness Equipment** market exceeded USD 10 billion in 2020 and is expected to expand at over 11% CAGR from 2021 to 2027. The global industry shipments are anticipated to cross 25 million units by 2027. (source)
- **Fitness App** market is projected to grow from $13.78 billion in 2020 to $120.37 billion by 2030. (source)
- **Online/Virtual Fitness** market size was valued at $6 billion in 2019, and is projected to reach $59 billion by 2027, growing at a CAGR of 33.1% from 2020 to 2027. (source)
- **Electric Massager** market is expected to grow by $6.6 billion during 2020-2024 progressing at a CAGR of 6%. (source)

Some of the innovators in the home fitness equipment market include Tonal, Tempo, Nautilus, NordicTrack, Peloton, Echelon and Mirror. The most common cordless massager is the percussion gun. Key players include Therabody and Hypervolt.

OUR TRACTION

Over $15 million in revenue in 2020/2021

- Highest Crowdfunded Fitness Product in History*
- Aggressive Global Growth
- Proven Direct to the Consumer Model
- Deep New Product Pipeline
- Broad Global Intellectual Property

**Verified as of 3/11/2022*

☆☆☆☆☆

"... have used every machine and technique known to man. I purchased the NOVA gym several months ago and cannot be happier. I can sit on my couch, and while watching TV, I can get a full and satisfying workout. There is no other equipment I know of that can match NOVA's versatility when it comes to building lean muscle and strength. I love this machine."

- P. Barlow

☆☆☆☆☆

"Love the ease of use. I have other equipment including free weights and so far, nothing has shown me results you can see as quickly as the OYO Gym."

- Stephan V.

☆☆☆☆☆

"Love both of my OYOs! As a full time RV traveler, they are a convenient, easy to store alternative to weights and perfect for my post run workouts. I've noticed a considerable difference in muscle tone and reduction in fat. Highly recommend the easy to afford OYO."

- Greg S.

**Testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE BUSINESS MODEL

We manufacture our products & market direct to the consumer

In North America OYO advertises directly to our target markets with online platforms including Facebook, Instagram, Google, YouTube, TikTok and email campaigns. In addition, an extensive DRTV (Direct Response TV) campaign has been running for over three years. We are also one of the top selling fitness companies on Amazon US.

We use crowdfunding platforms such as Kickstarter and Indiegogo to launch and advertise new products internationally, about 50% of these sales are outside North America, which has been instrumental in building a global brand.

Our growing international distributors include the UK, EU, Singapore, Hong Kong, and Taiwan. Portability and modest cost are a good fit for international fitness markets.

To take advantage of the millions of dollars a year invested in advertising, we have recently added or are onboarding retailers; DICK's Sporting Goods, Costco (Japan), and Bed Bath & Beyond.


OYO

We have an office in Taipei and maintain close relationships with our vendors in Taiwan and other suppliers. Containers are shipped to Smartwarehouse near Kansas City for wholesale distribution, Amazon FBA shipments and drop shipping to our North American customers. International distributors are shipped directly from Taiwan.

HOW WE ARE DIFFERENT

Our products provide fitness solutions for the convenience of the customer - Anywhere, Anytime



OYO Fitness has disrupted the fitness industry with SpiraFlex resistance technology that duplicates the benefits of weights – without the weight. SpiraFlex can be packaged into fitness equipment ranging from portable, to full size home gyms providing up to 360lbs of isotonic (like free-weights) resistance.

Our patent pending OYO Total Body Massager is the only self massager that can reach and apply lateral massage vibration to all parts of the body, including neck, shoulders, back, glutes, legs and feet. Another unique selling proposition is that it converts to a quality percussion massager, thus offering the option of lateral or percussion massage in one combo unit.

THE VISION

Our vision is to become a dominant brand in fitness, massage, and apparel

- Expand our leadership position in Portable Gyms
- Add mid-size and full-size Home Gyms
- Enter the cordless massager and wellness products market with the OYO Total Body Massager
- Launch Subscription Revenue Platform for amazing connected workout experiences
- Grow OYO (On Your Own) Performance Wear line

WHY INVEST

The world wants and needs our products

Regular exercise can improve all aspects of life, and OYO Fitness has shown growth with proprietary products that provide easy to use fitness solutions at the convenience of the user.

The 3 reasons to invest in OYO Fitness are:

- Customers say OYO products make fitness convenient, which has been transformative to them
- SpiraFlex technology provides the same benefits as weights - without the size or weight.
- Deep product pipeline that expands strength training products and opens new markets with connected subscription workout experiences, innovative massagers, and performance apparel. Broad international patents and trademarks.

Meet Our Team


OYO

Paul Francis

CEO & President

Paul Francis started out as an industrial designer and inventor, licensing products in the housewares, personal care and fitness industries. He invented SpiraFlex resistance technology for NASA's mission critical program to counteract astronaut bone and muscle loss caused by zero gravity. He later licensed SpiraFlex technology to Nautilus Inc. and helped develop the Bowflex Revolution home gym, generating sales of over 250M. After founding OYO Fitness, Paul developed two of the most-funded fitness products in crowdfunding history, the OYO and NOVA Gyms.

_____

OYO Areas of Responsibility: Full-Time; Strategic Vision, Product Development, Advertising and Marketing.



Joseph Kessinger

Financial Advisor

Joe Kessinger is a business advisor/financer with more than 30 years of experience in business development, corporate value enhancement, family business transitions, corporate finance and merger/acquisition advisory services. He has been employed by two Big 4 accounting firms (KPMG and Ernst & Young), managed venture capital/private equity portfolios, consulted with family offices and has started, owned and operated and sold several different businesses including an electronics manufacturing company and a medical device manufacturer.

_____

OYO Areas of Responsibility: Part-time; Finance and accounting. Joe has known and worked with Paul Francis in various capacities for over 20 years.



Marcus Sy

Director Manufacturing & Logistics

Marcus Sy has over 20 years of project management, manufacturing, sourcing and international sales experience across a variety of industries including the fitness equipment, automotive and bicycle industries. Marcus has worked for OYO since 2015.

_____

OYO Areas of Responsibility: Full time contractor; Manage production, supplier relationships, product sourcing, product development and logistics.



Venus Van Horn

Customer Experience Director

Venus is a Customer Service veteran with 25 years experience managing customer service teams. "When you build a loyal customer base through great products and excellent support, you are not only ensuring that the customer comes back but that they recommend you to their friends and family. This is always my number one goal in the work that I do. Best job in the world!"

_____

OYO Areas of Responsibility: Full-time; Manage OYO Customer Service Team



Nick Bolton

Fitness Director

Nick Bolton is a certified personal trainer, published fitness writer, body builder, spokesmodel, actor and former firefighter. Nick developed the OYO Fitness workout programs. He also manages the OYO Corporate Wellness programs and hosts OYO instructional and promotional videos.

Nick is Part-time consultant.

_____

Certifications: National Academy of Sports Medicine: Certified Personal Trainer, National Council on Strength and Fitness: Certified Personal Trainer, RTS Mastery: Musculoskeletal Mechanics & Resistance Mechanics



Leroy Chiao

Investor, Advisor, Spokesperson

Former NASA astronaut and Commander of Expedition 10 on the International Space Station, Leroy Chiao has vast experience in both the public and private sector. In addition to his human spaceflight experience at NASA, he has also worked extensively in academia, government laboratories and in commercial ventures and technology startups. Leroy exercised with SpiraFlex technology for 6 months on the International Space Station and returned stronger than when he left.

_____

OYO Areas of Responsibility: Brand ambassador and technology advisor.

Offering Summary

Company	OYO Fitness, Inc.
Corporate Address	374 N. 750th Rd, OVERBROOK, KS 66524
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$16,556,988.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount Based:

Tier 1 | $500

Invest $500 and receive an OYO T-Shirt and access to Online Live Event with endurance racer IMSA Champion Pipo Derani, former Astronaut Commander Leroy Chiao PhD and Founder Paul Francis.

Tier 2 | $1,000

Invest $1,000 and receive an OYO Gym or NOVA Gym or OYO Massager (free shipping only for the US) + access to Online Live Event with endurance racer IMSA Champion Pipo Derani, former Astronaut Commander Leroy Chiao PhD and Founder Paul Francis.

Tier 3 | $5,000

Invest $5,000 and receive all previous Tiers + online group conference with Founder and CFO + 2% Bonus Shares.

Tier 4 | $10,000

Invest $10,000 and receive all previous Tiers + 5% Bonus Shares.

Tier 5 | $25,000

Invest $25,000 and receive all previous Tiers + a one-on-one call with the Founder and CFO +10% Bonus Shares.

Tier 6 | $50,000

Invest $50,000 and receive all previous Tiers + 15% Bonus Shares.

Tier 7 | $250,000

Invest $250,000 and receive all previous Tiers + a one-on-one meeting with the Founder and CFO + 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OYO Fitness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow OYO Fitness to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

OYO Fitness is one of the fastest growing global health & fitness companies. Our mission is to make fitness accessible to everyone - anywhere, anytime.

It all started when I invented SpiraFlex resistance technology for NASA to keep astronauts in shape on the International Space Station.

When I returned to Earth after using Spira Flex technology almost everyday over 6 months, I was physically stronger in every test.

In 2019, Spira Flex was inducted into the space technology hall of fame.

OYO disrupted the fitness industry by incorporating SpiraFlex into the OYO Personal Gym, to create total body a portable gym for the home, office and or travel. We then launched the higher resistance NOVA Gym, which in 2020 became the most-funded Fitness Product in Kickstarter history.

OYO is now building on the success of the OYO and NOVA Gyms with our new, even higher resistance, SuperNOVA, and the SpiraGym home gym, which is half the size, weight and cost of the competition.

In the second quarter of 2022, we will disrupt the cordless massager market, with the

launch of the OYO Total Body Massager; the world's first handheld lateral vibration belt massager, which reaches all parts of the body, and converts to a massage gun for percussion vibration. The design provides the option of lateral or percussion therapy in one system.

I had a long day in the car, we wake up a little sore and the massager is just getting me ready again to go in the car for another big big test day here at Daytona

To generate recurring revenue across all OYO Fitness product lines, we are developing a subscription program with streaming workouts, featuring top instructors. Connection versions of our products will link to the new OYO Fitness Platform, with tracking, and sharing goals and achievements. The result will be an enhanced fitness experience and better outcomes for our users.

Reviews from thousands of our customers describing the transformative effects of using OYO products, motivates our team to continue to innovate.

Join in the growth of OYO Fitness as we:

Expand our leadership position in Portable Gyms

Add mid-size and full-size Home Gyms

Expand into cordless Massagers with the OYO Total Body Massager

Launch the OYO Fitness subscription platform

And grow our OYO (On Your Own) performance wear line

I hope you will consider joining the OYO Fitness team!

Invest in OYO Fitness and participate in revolutionizing the health and fitness industry.

https://enventyspartners.com/case-study/oyo-nova-gym/ and

https://www.backerkit.com/blog/most-successful-kickstarter-oyo-nova#:~:text=With%20BackerKit's%20help,%20OYO%20Fitness,funded%20fitness%20project%20on%20Kickstarter

https://www.startlandnews.com/2019/05/oyo-fitness-space-tech-hall-of-fame/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A KANSAS LIMITED LIABILITY COMPANY UNDER THE NAME OF "OYO FITNESS, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "OYO FITNESS, LLC" TO "OYO FITNESS, INC.",FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2021, AT 9:32 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2021.

Jeffrey W. Bullock, Secretary of State

6503933 8100F
SR# 20214245965

Authentication: 202460115
Date: 01-22-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:32 AM 12/29/2021
FILED 09:32 AM 12/29/2021
SR 20214245965 - File Number 6503933

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is: Kansas

2.) The jurisdiction immediately prior to filing this Certificate is: Kansas

3.) The date the Limited Liability Company first formed is: September 23, 2012

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is: OYO Fitness, LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is: OYO Fitness, Inc.

6.) The effective date of this Certificate of Conversion is: December 31, 2021

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the 27th day of December, 2021.

By: DocuSigned by: Paul Francis 33A694ECDFE5445...

Name: Paul Francis, Manager

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OYO FITNESS, INC." FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2021, AT 9:32 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2021.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

6503933 8100F
SR# 20214245965

Authentication: 202460115
Date: 01-22-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:32 AM 12/29/2021
FILED 09:32 AM 12/29/2021
SR 20214245965 - File Number 6503933

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

The undersigned, a natural person, for the purpose of incorporating a corporation under the Delaware General Corporation Code, as amended and supplemented, hereby adopts the following Certificate of Incorporation:

ARTICLE I - NAME

The name of the corporation is: OYO Fitness, Inc.

ARTICLE II – REGISTERED OFFICE AND REGISTERED AGENT

The address of the principal office of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover, County of Kent, State of Delaware, 19901. The name of the Registered Agent at such address upon whom process against the Corporation may be served is Capitol Services, Inc.

ARTICLE III – NATURE OF BUSINESS

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Code.

ARTICLE IV – CAPITAL STOCK

The aggregate number of shares which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of capital stock, having a par value of $0.001 per share, Six Million (6,000,000) of which shall be designated as "Voting Common Stock" and Four Million (4,000,000) of which shall be designated as "Non-Voting Common Stock".

Each holder of Voting Common Stock, as such, shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. The holders of Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein.

Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction); provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock.

ARTICLE V– BOARD OF DIRECTORS

The number of directors which shall constitute the Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI– INDEMNIFICATION

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII – JURISDICTION

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII - EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE IX – INCORPORATOR

The name and mailing address of the incorporator are as follows:

Paul Francis
374 N. 750th Rd.
Overbrook, KS 66524

I, the undersigned, do hereby make, file and record this Certificate of Incorporation, and do hereby certify that the facts herein stated are true.

DocuSigned by:
Paul Francis
33A594ECDFE5445

Paul Francis, Incorporator